[Zimmermann, Koomer, Connolly & Finkel LLP]

January 22, 2007

VIA EDGAR AND AIR COURIER

Russell Mancuso

Branch Chief

Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 6010

Re:	Comment letter dated January 5, 2007 (the “Comment Letter”), to Registration Statement on Form SB-2 of Allegro Biodiesel Corporation (the “Company”), File No. 333-139299 (the “Registration Statement”), Form 10-QSB/A for the Quarterly Period ended September 30, 2006 (the “10-QSB/A”), and Form 8-K dated September 26, 2006 (the “8-K”)

Dear Mr. Mancuso:

We are counsel to the Company. The Company has reviewed the Comment Letter, and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter. The Company has also filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). A marked copy of Amendment No. 1 is enclosed for your reference in reviewing the Company’s responses. The Company will file amendments to the 10-QSB/A and the 8-K to reflect its responses to the Comment Letter, and any other comments of the Staff, prior to requesting acceleration of the effective date of the Registration Statement.

Comment No. 1

The Company has analyzed each class of the transactions being registered under the Registration Statement and considered the factors outlined in Staff Telephone Interpretations Manual D. Rule 415: #29. Based on the Company’s analysis, and as discussed below, the Company respectfully asserts that each such class of transactions are appropriately characterized as transactions that are eligible to be made on a shelf basis under Rule 415(a)(1)(i).

1.	Up to 14,288,048 shares of common stock held by certain selling stockholders.

Of these shares, an aggregate of 11,110,000 shares are held by Darrell Dubroc and Tim Collins, who were executive officers, directors and principal holders of the limited liability interests of Vanguard Synfuels, LLC (“Vanguard”). These shares were issued to Messrs. Dubroc and Collins upon the automatic conversion of shares of Series K Convertible Preferred Stock of the Company that were issued to them in consideration for the exchange of limited liability interests in Vanguard pursuant to the Company’s September 20, 2006 acquisition of Vanguard (the “Vanguard

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

Acquisition”). Although Messrs. Dubroc and Collins are now officers and directors of the Company, they are not in the business of underwriting securities and were clearly not acting as a financing conduit for the Company when they received their shares.

The balance of these common shares are owned by Ocean Park Advisors, LLC, an affiliate of the Company (“OPA”), and various other long-time non-affiliate investors of the Company. All of these shares were acquired upon the conversion of securities which were issued to them on or before December 2, 2005 in connection with the recapitalization of the Company prior to the Vanguard Acquisition. These securities were then converted into common stock in order to facilitate the Vanguard Acquisition. OPA acquired its shares by converting securities it had acquired in December 2005, and the other investors either exchanged, exercised or converted securities that they had acquired in 2004 or 2005, and in some cases, before 2004. Neither OPA nor any of the other investors are in the business of underwriting securities and none were acting as financing conduits for the Company when they acquired their shares. Rather, they were acting to facilitate the Vanguard Acquisition.

In connection with each of the above transactions, all investors executed agreements with representations that they were acquiring the securities for investment purposes and not with a view towards distribution.

2.	Up to 2,722,400 shares of common stock underlying shares of Series B Convertible Preferred Stock held by certain selling shareholders.

The Company’s Series B Convertible Preferred Stock (known as Series H Convertible Preferred Stock prior to the Company’s reincorporation in Delaware on November 28, 2006) was originally issued to several long-term investors on December 2, 2005 in connection with the recapitalization of the Company prior to the Vanguard Acquisition, and in exchange for securities which had been issued to those investors during the period January 2004 through May 2005. None of these such investors are officers or directors of the Company or have any control over the management or direction of the Company, and none of them are in the business of underwriting securities or acting as a financing conduit for the Company in connection with the acquisition of their securities. In connection with the acquisition of their shares of Series B Convertible Preferred Stock, each of these investors executed agreements with representations that they were acquiring these securities for investment purposes and not with a view towards distribution.

3.	Up to 37,561,583 shares of common stock underlying shares of Series A Convertible Preferred Stock held by certain selling stockholders.

The Company’s Series A Convertible Preferred Stock was issued to investors on September 20, 2006 in a private offering exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The proceeds of such offering were used to finance the

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

Vanguard Acquisition. None of the investors in the private offering are officers or directors of the Company or have any control over the management or direction of the Company, and none are in the business of underwriting securities. Each of the investors executed agreements with representations that they were acquiring their shares of Series A Convertible Preferred Stock for investment purposes and not with a view towards distribution. Approximately two-thirds of the securities issued in the offering are held by parties that have been investors in the Company for periods ranging from one to three years.

4.	Up to 11,642,867 shares of common stock underlying warrants held by certain selling stockholders.

Of these shares, (i) an aggregate of 4,827,921 shares underlie warrants issued to OPA in consideration for: (a) OPA’s agreement to convert shares of Series I Convertible Preferred Stock of the Company it had acquired in December 2005 into common stock, and (b) OPA’s waiver of certain anti-dilution rights associated with the Series I stock, and (ii) an aggregate of 6,500,000 shares underlie warrants that were issued to M.A.G. Capital, LLC, an investor of the Company since 2004 who has no control over the management or direction of the Company (“MAG”), in consideration of the assignment to the Company of certain rights MAG had to acquire Vanguard. All of the above warrants were issued to facilitate the Vanguard Acquisition and the restructuring of the Company’s capital structure that accompanied it. Neither OPA nor MAG is in the business of underwriting securities, and each executed agreements in connection with the acquisition of their warrants with representations that they were acquiring such securities for investment purposes and not with a view towards distribution.

The balance of 314,946 shares underlies warrants that were issued to long-time investors of the Company in 2004 and 2005, and in some cases, prior to 2004. None of these investors is an affiliate of the Company or is in the business of underwriting securities, and in connection with the acquisition of their warrants, each executed agreements with representations that they were acquiring such warrants for investment purposes only and not with a view towards distribution.

5.	Up to 3,127,312 shares of common stock underlying options held by certain selling stockholders.

Of these shares, (i) 2,069,109 shares underlie a stock option issued to OPA in connection with the execution by the Company of a management services agreement with OPA on September 20, 2006; and (ii) the balance of 1,058203 shares underlie options granted to each member of the Board of Directors and a consultant under the Company 2006 Incentive Compensation Plan on August 11, 2006 and September 20, 2006.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

All of the above options were issued to compensate the above persons for services performed, and to be performed, for the Company. None of the above persons are in the business of underwriting securities, and none are acting as financing conduits for the Company. Each option executed by the above persons contained representations that they are acquiring such securities for investment purposes only and not with a view towards distribution.

In summary, the Company respectfully asserts that each of the above classes of transactions are eligible to be made under Rule 415(a)(1)(i) because in no case was any selling stockholder acting as a financing conduit for the Company. Instead, all of the transactions either involve long-held securities; securities that were exchanged for or were issued upon the conversion of long-term securities; or were either issued in connection with the facilitation of the Vanguard Acquisition or as compensation under the Company’s 2006 Incentive Compensation Plan.

Comment No. 2

The updated executive compensation disclosure and the disclosure required by Release No. 33-8732A has been added to pages 35-37 of Amendment No. 1.

Comment No. 3

The requested disclosure has been added to pages 39 and 51-53 of Amendment No. 1.

Comment No. 4

The Company has relied on the report of the independent valuation firm referenced in Note 9. The Company has amended its disclosure in Note 9 to the financial statements included in Amendment No. 1 to name such firm, and the report of such firm is provided herewith as supplemental information for review by the Staff. Such disclosure will also be added to the amendment to the 10-QSB/A.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

Comment No. 5

The requested disclosure has been added on pages F-2, F-4 and F-5 of Amendment No. 1. Such disclosure will also be added to the amendment to the 10-QSB/A.

Comment No. 6

The Company has revised its accounting for the aggregate purchase price for Vanguard to include the deemed fair value of 4,300 shares of Series K convertible preferred stock. The Company also determined the transaction bonuses paid to certain members of Vanguard upon the closing of the Acquisition represented a component of the purchase price, rather than an indirect transaction cost. The inclusion of these amount resulted in an increase to goodwill, triggering an impairment to its carrying value at the date of Acquisition which has been reflected in the Consolidated Statement of Operations for the period ended September 30, 2006. The Company also amended its disclosures in Note 2 to the financial statements included in Amendment No. 1 to include the significant assumptions used to determine the fair value of the consideration and its methodology to support its purchase price. The foregoing revisions and disclosures will be included in the amendment to the 10-QSB/A.

Comment No. 7

The requested disclosure has been added to Note 2 to the financial statements included in Amendment No. 1. The Company amended its disclosure to include the basis of accounting for each of the charges previously included under the caption “Transaction-related Charges” in its Consolidated Statement of Operations for the period ended September 30, 2006.

The Company amended on the face of its Consolidated Statement of Operations the reclassification of transaction related charges to Stock-based Compensation, Selling, General & Administrative expenses and Impairment of Goodwill. Specifically, the Company reclassified the fair value of the warrants issued to M.A.G. Capital, LLC and Ocean Park Advisors and the fair value of vested options granted to Ocean Park Advisors to Stock-based Compensation. The Company reclassified a due diligence fee paid to M.A.G. Capital, LLC to Selling, General & Administrative expenses. The Company reclassified the deemed fair value of the Series K convertible preferred stock and transaction bonuses paid to certain members of Vanguard to Goodwill, which immediately resulted in an impairment to goodwill.

The foregoing revisions and disclosures will be included in the amendment to the 10-QSB/A.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

Comment No. 8

The Company has amended its disclosure to include the primary reasons for the Acquisition and the factors that contributed to the excess purchase price and resulting goodwill in Note 2 to the financial statements included in Amendment No. 1.

Comment No. 9

The requested disclosure has been added to Note 2 to the financial statements included in Amendment No. 1, and will also be added to the amendment to the 10-QSB/A.

Comment No. 10

The requested disclosure has been added to Note 3 to the financial statements included in Amendment No. 1. The Company has also amended its disclosure to include the accounting policy for the tax credits. This disclosure will also be added to the amendment to the 10-QSB/A.

The tax credits included in accounts receivable as of September 30, 2006 was $76,689.

Comment No. 11

The requested disclosure has been added to Note 3 to the financial statements included in Amendment No. 1 to include the composition of the adjustment resulting in the restatement. The Company also amended on the face of its Consolidated Statement of Operations the reclassification of transaction related charges to stock-based compensation and/or Selling, General & Administrative expenses. Specifically, the Company reclassified the fair value of the warrants issued to M.A.G. Capital, LLC and Ocean Park Advisors, the fair value of vested options granted to Ocean Park Advisors and the deemed excess compensation for the issuance of the Series K convertible preferred stock. The Company reclassified a due diligence fee paid to M.A.G. Capital, LLC and the transaction bonuses paid to the Chief Executive Officer and Chief Financial Officer or Vanguard to Selling, General and Administrative expenses for the period ended September 30, 2006.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

This disclosure will also be added to the amendment to the 10-QSB/A.

Comment No. 12

The requested disclosure has been added to Note 3 to the financial statements included in Amendment No. 1 to reflect the Company’s accounting for the registration rights agreement. The Company also included its evaluation of the penalty clauses included in the registration rights agreement which has been added to Note 8 to the financial statements included in Amendment No. 1. These changes in the disclosures will also be added to the amendment to the 10-QSB/A.

Comment No. 13

The Company obtained a third party valuation for purposes of determining the fair value of its common stock. The valuation is based on an analysis of market comparable companies. A copy of the valuation report is provided herewith as supplemental information for the review of the Staff. We also added additional disclosures related to the use of the independent third-party valuation, as opposed to the quoted market price, at the date of the commencement of the service period. These disclosures will also be added to the amendment to the 10-QSB/A.

Comment No. 14

The requested disclosure has been added to Note 9 to the financial statements included in Amendment No. 1, and will also be added to the amendment to the 10-QSB/A.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

Comment No. 15

The Company will amend its pro forma balance sheet to include only the events that are directly attributable to the sale of Series J convertible preferred stock and the concurrent acquisition of Vanguard. The proposed amended pro forma balance sheet is provided herewith for the review of the Staff.

Comment No. 16

The Company will amend its presentation and disclosures of footnote references on its Pro Forma Condensed Combined Balance Sheet to segregate each component that comprises of the pro forma adjustment. The proposed amended footnote presentation and disclosure is provided herewith for the review of the Staff.

Comment No. 17

The Company will eliminate the classification of transaction-related expenses in its Pro Forma Condensed Combined Statement of Operations. Where applicable, the Company will include those costs that are directly attributable and factually supported. The proposed amendment of the classification of transaction-related expenses is provided herewith for the review of the Staff.

Comment No. 18

The Company will amend the 8-K to exclude non-recurring charges that are a direct result of the transaction. The Company will include such charges as footnote disclosures within the Notes to Unaudited Pro Forma Combined Condensed Financial Statements and exclude such amounts from its Pro Forma Combined Condensed Financial Statements. The foregoing proposed amended disclosures are provided herewith for the review of the Staff.

Comment No. 19

The Company will amend its Unaudited Pro Forma Combined Condensed Statement of Operations to include only the events that are directly attributable to the sale of Series J convertible preferred stock and the concurrent acquisition of Vanguard. The foregoing proposed amendment is provided herewith for the review of the Staff.

Comment No. 20

The Company does not believe the sale of Series J convertible preferred stock and the concurrent acquisition of Vanguard will result in a change to the weighted average number of common shares outstanding for the six month period ended June 30, 2006 and year ended December 31, 2005. The securities issued in connection with those transactions were comprised of preferred stock that were subject to registration, prior to their conversion into common stock.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

Comment No. 21

The Company will amend the 8-K to reflect the change in valuation of the convertible preferred stock. The proposed amendment is provided herewith for the review of the Staff.

Comment No. 22

The Company (Diametrics Medical) determined it was the accounting acquiring entity in accordance with SFAS 141, paragraph 17. Specifically, Diametrics and its existing shareholders retained the majority voting interest in the combined company. Additionally, Diametrics’ Chief Executive Officer (Bruce Comer) and its Chief Financial Officer (Heng Chuk) continue to serve in those capacities subsequent to the acquisition of Vanguard. The board of directors is majority controlled by the historical members of Diametrics and includes seven members including four members from Diametrics (Comer, Chuk, Galleberg and Lawton), two members from Vanguard (Dubroc and Collins) and one open position, all having equal voting rights.

Comment No. 23

The Company will amend the 8-K to include its basis for determining the estimated fair value of the assets and liabilities acquired, including the significant assumptions used. The proposed amendment is provided herewith for the review of the Staff.

Comment No. 24

The Company’s amendment to the stock option agreement with Ocean Park Advisors on December 26, 2006 included amending the term of the underlying options from five years to approximately 2.25 years. The modification has been accounted for in accordance with SFAS 123R using the Black-Scholes option pricing model for valuation purposes. The Company estimates the modification will not result in a charge to the statement of operations as the term of the options has decreased, resulting in a lower valuation of the underlying options immediately after the modification as compared to immediately prior to the modification.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso

January 22, 2007

If you have any further comments or questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (310) 229-1709.

Very truly yours,

/s/ Craig E. Gosselin
CRAIG E. GOSSELIN

cc:	Tim Buchmiller (w/encl.)
Brian Cascio (w/encl.)
Kristin Lockhead (w/encl.)
W. Bruce Comer III
Heng Chuk
Brian Weiss
Michael McKennon